Exhibit 99.1

BW LPG Limited – Ex dividend US$ 0.28 on the Oslo Stock Exchange today

Singapore, 28 May 2025

With reference to the press release dated 20 May 2025 by BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code “BWLP”) on key information relating to the cash dividend for Q1 2025, the shares of the Company will be traded ex-dividend on the Oslo Stock Exchange from today and from 30 May 2025 on the New York Stock Exchange.

For further information, please contact:

Samantha Xu
Chief Financial Officer
investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating a fleet of more than 50 Very Large Gas Carriers (VLGCs) with a total carrying capacity of over 4 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and investment in LPG downstream distribution, BW LPG offers an integrated, flexible and reliable service to customers along the LPG value chain. Delivering energy for a better world - more information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.